Exhibit 99.66

NEWS RELEASE TSX – HBM 2009 – NO. 5

HUDBAY RECIPIENT OF PDAC’S BILL DENNIS AWARD

Toronto, Ontario – January 16, 2009 – HudBay Minerals Inc. (TSX:HBM) (“HudBay”) is the Prospectors and Developers Association (“PDAC”) 2009 recipient of the Bill Dennis Award for a Canadian discovery in recognition of the Company’s 2007 discovery of its 100%-owned Lalor deposit in Snow Lake, Manitoba. HudBay’s innovative adaptation of electromagnetic geophysical surveys to penetrate deeper than in the past led to discovery of Lalor. Kelly Gilmore, chief exploration geologist, and Alan Vowles, project geophysicist, will accept the award on behalf of HudBay during the PDAC’s annual awards banquet on March 2, 2009.

“I’m very proud of our exploration team, and delighted PDAC has once again chosen to recognize HudBay’s successful exploration efforts,” said Allen J. Palmiere, the company’s chief executive officer. “I’m also encouraged by the strong potential to develop Lalor into an economic gold/zinc mine.”

Located in the Chisel basin portion of the Flin Flon Greenstone Belt, the Lalor deposit is believed to be the largest VMS deposit found in the Snow Lake Camp to date. Lalor has an Indicated Resource of 3.4 MT 1.9 g/t Au, 20.5 g/t Ag, 0.71% Cu, 8.82% Zn, and an Inferred Resource of 13.2 MT 2.9 g/t Au, 34.1g/t Ag, 0.70% Cu, 8.19% Zn (for further details please see HudBay’s NI 43-101 technical report dated September 19, 2008). In early January 2009, HudBay announced the additional discovery of significant gold mineralization, which occurs in an adjacent and separate zone, that could offer Lalor a distinct mining horizon with principal credits derived from gold mining. Six drills are currently turning at Lalor with the intent to drill 18,000 metres between January and May 2009 to explore the gold mineralization further, and upgrade the VMS resource.

This is the second time HudBay has received the Bill Dennis Award, named for a highly respected member of the industry who was PDAC president from 1965 to 1966, and established in 1977 to recognize those who have made a significant mineral discovery or an important contribution to the exploration industry. Mr. Gilmore was part of the Hudson Bay Exploration & Development Company Limited (a subsidiary of HudBay) team that won the Bill Dennis award in 2000 for its discovery of the 777, Konuto Lake and Photo Lake mines. The 777 mine, located in Flin Flon, Manitoba, is now HudBay’s flagship mine.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

QUALITY ASSURANCE AND QUALITY CONTROL

Exploration core drilling was either BQ or NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams was removed for gold determination by fire assaying with Atomic Absorption finish.

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Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected for check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C. This news release provides core lengths and additionally where indicated, calculated vertical thickness of mineralization intersected. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

QUALIFIED PERSON

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s mineral resource estimates and potential plans for Lalor as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 5: HudBay recipient of PDAC’s Bill Dennis Award